                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.   29)

                              Adia Services, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.25 per share
                         (Title of Class of Securities)

                                  006874 10 1
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  John Bowmer
                                   Adia S.A.
  100 Redwood Shores Parkway, Redwood City, California  94065  (415) 610-1000
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               November 29, 1994
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement  [ ].





                             (Page 1 of 10 Pages)

                                  SCHEDULE 13D

  CUSIP NO.    006874 10 1


  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Adia Holdings Incorporated

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                        (b) [ ]

  3    SEC USE ONLY


  4    SOURCE OF FUNDS
                    AF

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                   [ ]

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware

                       7       SOLE VOTING POWER


   NUMBER OF SHARES    8       SHARED VOTING POWER
     BENEFICIALLY
    OWNED BY EACH                       10,232,348
   REPORTING PERSON
         WITH
                       9       SOLE DISPOSITIVE POWER


                       10      SHARES DISPOSITIVE POWER

                                        10,232,348


  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                10,232,348

  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                           [ ]

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                80.81%

  14      TYPE OF REPORTING PERSON

                CO





                             (Page 2 of 10 Pages)

                                  SCHEDULE 13D

  CUSIP NO.    006874 10 1


  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Adia S.A.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                        (b) [ ]

  3    SEC USE ONLY


  4    SOURCE OF FUNDS
                    WC

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                   [ ]


  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                Switzerland

                       7       SOLE VOTING POWER



   NUMBER OF SHARES    8       SHARED VOTING POWER
     BENEFICIALLY
    OWNED BY EACH                       10,232,348
   REPORTING PERSON
         WITH
                       9       SOLE DISPOSITIVE POWER



                       10      SHARES DISPOSITIVE POWER

                                        10,232,348


  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   10,232,348

  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                           [ ]

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   80.81%

  14      TYPE OF REPORTING PERSON

                   HC





                             (Page 3 of 10 Pages)

                                  SCHEDULE 13D

  CUSIP NO.    006874 10 1


  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Klaus J. Jacobs Holding AG

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                        (b) [ ]

  3    SEC USE ONLY


  4    SOURCE OF FUNDS
                    AF

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                   [ ]

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                Switzerland

                       7       SOLE VOTING POWER



   NUMBER OF SHARES    8       SHARED VOTING POWER
     BENEFICIALLY
    OWNED BY EACH                       10,232,348
   REPORTING PERSON
         WITH
                       9       SOLE DISPOSITIVE POWER


                       10      SHARES DISPOSITIVE POWER

                                        10,232,348


  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   10,232,348

  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                           [ ]

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   80.81%

  14      TYPE OF REPORTING PERSON

                   HC





                             (Page 4 of 10 Pages)

                                  SCHEDULE 13D

  CUSIP NO.    006874 10 1


  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Klaus J. Jacobs

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                        (b) [ ]

  3    SEC USE ONLY


  4    SOURCE OF FUNDS
                    AF

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                   [ ]

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                Switzerland

                       7       SOLE VOTING POWER



   NUMBER OF SHARES    8       SHARED VOTING POWER
     BENEFICIALLY
    OWNED BY EACH                       10,232,348
   REPORTING PERSON
         WITH
                       9       SOLE DISPOSITIVE POWER


                       10      SHARES DISPOSITIVE POWER

                                        10,232,348


  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   10,232,348

  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                           [ ]

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   80.81%

  14      TYPE OF REPORTING PERSON

                   IN





                             (Page 5 of 10 Pages)

         Amendment to Schedule 13D

         Pursuant to a Joint Filing Agreement and Power of Attorney dated March 28, 1994 by and between Adia Holdings Incorporated, a Delaware corporation ("Holdings"), Adia S.A., a Swiss corporation ("Adia"), Klaus J. Jacobs Holding AG (formerly known as K.J. Jacobs Holding AG, formerly known as JAA Holding), a Swiss corporation ("KJJ") and Klaus J. Jacobs, a Swiss citizen ("Jacobs"), and in accordance with Item 101 of Regulation S-T, Holdings, Adia, KJJ and Jacobs (each, a "Reporting Person," and collectively, the "Reporting Persons") hereby amend and supplement as Amendment No. 28 the amended and restated Statement on
Schedule 13D filed by the Reporting Persons as Amendment No. 24 on March 29, 1994, as amended by Amendment No. 25 thereto on July 25, 1994, Amendment No. 26 thereto on September 27, 1994, Amendment No. 27 thereto on October 18, 1994, and Amendment No. 28 thereto on November 16, 1994 (as so amended, the "Statement"), with respect to shares of Common Stock, par value $.25 per share (the "Common Stock"), of Adia Services, Inc., a Delaware corporation (the "Issuer"). This Amendment No. 29 supplements and, to the extent inconsistent therewith, amends the information set forth in the Statement.


Item 4.  Purpose of Transaction.

         Item 4 of the Statement is hereby amended and supplemented by amending and restating the last paragraph of Item 4 in its entirety to read as follows:

                 "The information set forth in the Combined Prospectus for American Depositary Shares and Bearer Shares, nominal value Sfr 10.00 per share, of Adia and Proxy Statement of the Issuer (the "Proxy/Prospectus"), a copy of which is attached as Exhibit (d) to
         Schedule 13E-3 filed with the Commission by Services, Adia, Holdings, KJJ Holding and Jacobs on October 17, 1994, as amended on November 29, 1994, is incorporated herein by reference."


Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         Item 6 of the Statement is hereby amended and supplemented by amending and restating the last paragraph of Item 6 in its entirety to read as follows:

                 "The information set forth in the Proxy/Prospectus, a copy of which is attached as Exhibit (d) to Schedule 13E-3 filed with the Commission by Services, Adia, Holdings, KJJ Holding and Jacobs on October 17, 1994, as amended on November 29, 1994, is incorporated herein by reference."


Item 7.  Material to be Filed as Exhibits

         Item 7 of the Statement is hereby amended and supplemented by amending and restating the paragraph regarding Exhibit R as follows:

         "Exhibit R       Proxy/Prospectus (Incorporated by reference to
                          Exhibit (d) to Schedule 13E-3 filed with the Commission by Services, Adia, Holdings, KJJ Holding and Jacobs on October 17, 1994, as amended on November 29, 1994)."





                             (Page 6 of 10 Pages)

         Item 7 of the Statement is hereby further amended and supplemented by adding the following exhibit to the end thereof:

         Exhibit S        Press Release by Adia S.A. and Adia Services, Inc.,
dated November 29, 1994.





                             (Page 7 of 10 Pages)

                                  SIGNATURES:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               ADIA HOLDINGS INCORPORATED


Date:  November 30, 1994                       By:     /s/ Martin Wettstein
                                                   ---------------------------
                                               Name:   Martin Wettstein
                                               Title:  Attorney-in-Fact
                                                       for Adia Holdings
                                                       Incorporated



                                               ADIA S.A.



Date:  November 30, 1994                       By:     /s/ Martin Wettstein
                                                   ----------------------------
                                               Name:   Martin Wettstein
                                               Title:  Attorney-in-Fact
                                                       for Adia S.A.



                                               KLAUS J. JACOBS HOLDING AG



Date:  November 30, 1994                       By:     /s/ Martin Wettstein
                                                   ----------------------------
                                               Name:   Martin Wettstein
                                               Title:  Attorney-in-Fact
                                                       for Klaus J. Jacobs
                                                       Holding AG



                                               KLAUS J. JACOBS



Date:  November 30, 1994                       By:     /s/ Martin Wettstein
                                                   ----------------------------
                                               Name:   Martin Wettstein
                                               Title:  Attorney-in-Fact
                                                       for Klaus J. Jacobs


                             (Page 8 of 10 Pages)

                                   EXHIBIT S



Contact:  John Bowmer
Chief Executive Officer
Adia Services, Inc.
100 Redwood Shores Parkway
Redwood City, California 94065

(415) 610-1000


National, International and Analyst Wires

For Immediate Release

Redwood City, California, November 29, 1994 - Adia S.A. (Swiss Stock Exchanges
- - "Adia") and Adia Services, Inc. (NASDAQ - "ASI") announced the filing with the Securities and Exchange Commission of a pre-effective amendment to Adia's registration statement relating to the proposed merger of ASI into a wholly-owned subsidiary of Adia whereby Adia would acquire the approximately 19% of ASI that it does not presently own. The amendment to the registration statement includes a description of an amendment to the merger agreement which changes terms relating to the price to be paid in the merger and conditions to the closing of the merger.

Prior to the amendment to the merger agreement, the merger consideration per share of ASI Common Stock was (i) $15 and (ii) one American Depositary Share ("ADS"), representing one-eighth of one bearer share, nominal value Sfr 10.00 per share, of Adia. The new merger consideration per share of ASI Common Stock is the same one ADS and $15 per share of ASI Common Stock, provided that the cash will be increased to the extent necessary so that the combined value of the ADS and cash is at least $37.00, and will be decreased to the extent necessary so that the combined value of the ADS and cash is not more than $39.00, such values to be determined as provided in the merger agreement. If the amount of cash to be paid per share of ASI Common Stock by Adia exceeds $17.00, Adia may elect not to proceed with the merger. The amendment eliminates the requirement of a closing date opinion of Montgomery Securities (or another investment bank) to the effect that the merger consideration is fair, from a financial point of view, to the holders of ASI Common Stock (but retains the requirement of a fairness opinion as of the date of the proxy statement/prospectus relating to the merger, and retains all other conditions of the original merger agreement).

The record date for the special meeting of stockholders of ASI to consider the merger is November 21, 1994, and the date for the special meeting is January 5, 1995, subject to timely completion of Securities and Exchange Commission review and satisfaction of other conditions to mailing of the proxy statement/prospectus relating to the merger, including receipt of a fairness opinion. There can be no assurance that the conditions to the merger will be satisfied or that the merger will be consummated.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. The Adia securities to be issued in the merger may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to





                             (Page 9 of 10 Pages)
buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.





                             (Page 10 of 10 Pages)